UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment #1)

Under the Securities Exchange Act of 1934

The Dewey Electronics Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

252063102000
(CUSIP Number)

August 19, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

[  ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



CUSIP No. 252063102000               13G                Page 2 of 4 Pages


1.  NAME OF REPORTING PERSON   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(entities only):

Frederick R. Dewey

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)  *
(b)  *

3.  SEC USE ONLY
4.  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF                5.  SOLE VOTING POWER:  86,950
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER:  172,955
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER:  86,950
REPORTING
PERSON                   8.  SHARED DISPOSITIVE POWER:  172,955
WITH

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
259,905

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   19.1%

12.  TYPE OF REPORTING PERSON (See Instructions)    IN



CUSIP NO. 252063102000          13G                 Page 3 of 4 Pages


This Amendment No. 1 amends the statement on Schedule 13G dated July
29, 2009 filed by Frederick R. Dewey with respect to the common stock, par value $.01 per share (the "Common Stock"), of The Dewey Electronics Corporation, a New York corporation (the "Company") as follows.

Item 4.  Ownership

Item 4 is amended and supplemented as follows. The percentage used herein is calculated based upon the 1,362,031 shares of Common Stock issued and outstanding as of August 19, 2009.

(a)  Amount beneficially owned:  259,905
(b)  Percent of class:  19.1%
(c)  (i)  Sole power to vote or direct the vote:  86,950
(ii)  Shared power to vote or direct the vote:  172,955*
(iii)  Sole power to dispose or direct the disposition:  86,950
(iv)  Shared power to dispose or direct the disposition:  172,955*

* On August 19, 2009, Mr. Dewey and his brother, John H.D. Dewey, were appointed executors of the Estate of Frances D. Dewey by the Surrogate's Court of New York County. In such capacity, Mr. Dewey and John H.D. Dewey share beneficial ownership of the 172,955 shares of Common Stock held by the Estate of Frances D. Dewey (the "Estate Shares").

Item 6.Ownership of More than Five Percent on Behalf of Another Person See Item 4 above with respect to the Estate Shares.

Item 10.  Certification

By signing below the signatory certifies that, to be best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP NO. 252063102000             13G                 Page 4 of 4 Pages



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 4, 2009


/s/  Frederick R. Dewey
Frederick R. Dewey